12014951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LESKO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON	NY	13901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN STEBBINS (607) 724-2421
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID M. STELLA, CPA
(Name – *if individual, state last, first, middle name*)

3001 EAST MAIN STREET	ENDWELL	NY	13760
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES LESKO, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LESKO SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 24 day Feb, 2012

Signature

President

Title

Notary Public

DAVID JAMES MCCLINTOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6151938
Qualified in Broome County
My Commission Expires August 07, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X(o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF LESKO FINANCIAL SERVICES, INC.)

53 Chenango Street
Second Floor
Binghamton, New York 13901

DECEMBER 31, 2011 AND 2010

A DELAWARE CORPORATION
Organized November 5, 1980

STOCKHOLDERS	SHARES
Lesko Financial Services, Inc.	100
	===

OFFICERS

Charles Lesko, Jr. - President & Secretary

DAVID M. STELLA, CPA

LESKO SECURITIES, INC.

INDEX

DAVID M. STELLA, CPA

3001 E Main Street, Endwell, NY 13760 • (607)757-0580 • Fax (607)757-0583
•dmsstellagetty@stny.rr.com

February 13, 2012

Stockholders and Board of Directors
Lesko Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the Statements of Financial Condition of Lesko Securities, Inc. (A Wholly-owned Subsidiary of Lesko Financial Services, Inc.) as of December 31, 2011 and 2010, and the related Statements of Income, Retained Earnings, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DAVID M. STELLA, CPA

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
CURRENT ASSETS		
Cash	$ 46,600	$ 46,349
Receivable From Brokers or Dealers	15,604	17,502
Mutual Fund Concessions Receivable	114,563	132,475
Marketable Securities (At Market, Cost $327,665 for 2011 and $280,394 for 2010 Respectively)	339,872	279,696
Deposit with Clearing Broker	10,000	10,000
Prepaid Expenses	22,139	21,054
Due from Parent Company	24,133	24,674
TOTAL CURRENT ASSETS	572,911	531,750
PROPERTY		
Equipment	4,723	4,723
Less: Accumulated Depreciation	4,723	4,723
PROPERTY - NET	-0-	-0-
OTHER ASSETS		
Deferred Tax Asset	950	800
TOTAL OTHER ASSETS	950	800
TOTAL ASSETS	$573,861	$532,550

See Independent Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011 AND 2010

LIABILITIES & STOCKHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES		
Commissions Payable	$ 69,274	$ 83,559
Accrued Expenses	1,517	3,696
Accrued Income Taxes	8,111	5,915
Due to Parent Company	13,717	14,827
TOTAL CURRENT LIABILITIES	92,619	107,997
LONG-TERM LIABILITIES		
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value; 1,000 shares authorized, 100 shares issued and outstanding	10,200	10,200
Retained Earnings	471,042	414,353
TOTAL STOCKHOLDERS' EQUITY	481,242	424,553
TOTAL LIABILITIES & EQUITY	$573,861	$532,550

See Independent Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Commissions - Securities	$ 306,659	$ 274,165
Revenues - Fee Based	12,276	11,664
Revenue from Sale of Investment Company Shares	2,111,726	1,800,826
Interest and Dividends	13,578	13,451
Miscellaneous Income	1,891	6
Gain (Loss) on Sale of Securities	17,234	26,103
Unrealized Gain (Loss) on Securities	4,988	(10,934)
TOTAL REVENUES	2,468,352	2,115,281
EXPENSES		
Voting Stockholder Commissions	259,165	236,000
Registered Representatives' Commissions	921,685	792,637
Rents and Services	1,124,830	952,228
Regulatory Fees	10,101	10,433
Continuing Education	540	560
Insurance	8,308	6,301
Office Expenses	17,248	17,307
Professional Fees	7,840	6,050
Dues and Subscriptions	3,334	1,738
Computer Services	33,879	30,063
Exchange Fees	6,372	6,758
TOTAL EXPENSES	2,393,302	2,060,075
INCOME (LOSS) BEFORE PROVISION FOR TAXES	75,050	55,206
PROVISIONS FOR TAXES		
Current	18,511	10,994
Deferred	(150)	(5,200)
TOTAL TAXES ON INCOME	18,361	5,794
NET INCOME (LOSS)	56,689	49,412
RETAINED EARNINGS, BEGINNING OF YEAR	414,353	364,941
RETAINED EARNINGS, END OF YEAR	$ 471,042	$ 414,353

See Independent Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

There were no liabilities subordinated to claims of General Creditors for the years ended December 31, 2011 and 2010.

See Independent Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 56,689	$ 49,412
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized (Gain) Loss on Securities	(4,988)	10,934
Realized (Gain) Loss on Securities	(17,234)	(26,103)
Decrease (Increase) in Accounts Receivable	19,810	(64,586)
Decrease (Increase) in Prepaid Expenses	(1,085)	6,450
Decrease (Increase) in Other Assets	(150)	(800)
Decrease (Increase) in Accounts Receivable from Affiliates	541	28,283
Increase (Decrease) in Other Liabilities	(1,110)	(4,400)
(Decrease) Increase in Accounts Payable and Accrued Expenses	(14,268)	33,626
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	38,205	32,816
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Investments	850,762	113,339
Purchase of Investments	(888,716)	(163,383)
NET CASH (USED IN) INVESTING ACTIVITIES	(37,954)	(50,044)
NET INCREASE (DECREASE) IN CASH	251	(17,228)
CASH - BEGINNING OF YEAR	46,349	63,577
CASH - END OF YEAR	$ 46,600	$ 46,349
	========	========

See Independent Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2011	2010
Cash paid during the year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ 10,400	$ 4,386

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

None to report.

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the Statement Of Cash Flows, cash consists of cash in bank, cash used for trading activities, and cash invested in money market funds.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

Method of Accounting

The Company utilizes the accrual method of accounting on a trade date basis for recording its revenues. Expenses are recorded when the expense is incurred.

Concentrations of Credit Risk

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 2 COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all revenues actually paid to the Company after allowances for commissions due registered representatives. The rate was 90% for the 2011 and 2010 reporting periods. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,124,830 and $952,228 for the years ended December 31, 2011 and 2010, respectively.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $338,112 and $278,517, respectively, which was $288,112 and $228,517, respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .26 to 1 in 2011 and .38 to 1 in 2010.

NOTE 4 TAXES ON INCOME

Income taxes are provided based on the income reported in the financial statements. Deferred tax assets result from accrued commission expense not deducted for income tax purposes, a capital loss carryforward and unrealized gains (losses) on securities.

(Continued)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 4 TAXES ON INCOME (Con't)

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2008-2011. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

NOTE 5 FAIR VALUE OF INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, short-term investments, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 6 INVESTMENTS

Financial Accounting Standards establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company as the ability to access.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 6 INVESTMENTS (con't)

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's investments value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$188,702	$ -0-	$ -0-	$188,702
Equities	151,170	-0-	-0-	151,170
TOTAL ASSETS AT FAIR VALUE	$339,872	$ -0-	$ -0-	$339,872

See Independent Auditor's Report.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 6 INVESTMENTS (con't)

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$156,407	$ -0-	$ -0-	$156,407
Equities	123,289	-0-	-0-	123,289
TOTAL ASSETS AT FAIR VALUE	$279,696	$ -0-	$ -0-	$279,696

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 13, 2012, the date on which the financial statements were available for issue.

See Independent Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 481,242	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			481,242	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 481,242	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 92,149	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(92,149)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 389,093	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
[30] 3. Options		3730		
4. Other securities	50,981	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(50,981)	3740
10. Net Capital			$ 338,112	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	6,175	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	288,112	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	328,850	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	92,619	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	92,619	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0.26	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

The following schedules are not required:

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

An exemption from Rule 15c3-3 is claimed based on sections (K)(2)(i), special account for exclusive benefit of customers and (K)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

See Independent Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

RECONCILIATION OF THE COMPUTATION OF

NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2011

	Audit Report	Unaudited Part II A Filing
Total Ownership Equity from the Statement of Financial Condition	$481,242	$477,816
Reconciliation:		
Audit adjustment (due to Accrued Income and Expenses) for the year ending December 31, 2011	-0-	3,426
	481,242	481,242
Non-allowable Assets	(92,149)	(137,109)
Audit Adjustment	-0-	44,960
Haircuts on Securities	(50,981)	(50,981)
Audit Adjustment - Haircut	-0-	-0-
	$338,112	$338,112
	========	========

See Independent Auditor's Report and Accompanying Notes.

DAVID M. STELLA, CPA

3001 E Main Street, Endwell, NY 13760 • (607)757-0580 • Fax (607)757-0583
•dmsstellagetty@stny.rr.com

February 13, 2012

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Management
Lesko Securities, Inc.
Binghamton, NY

In planning and performing our audit of the financial statements of Lesko Securities, Inc., for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DAVID M. STELLA, CPA